

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

January 17, 2017

Via E-mail
John L. Villano
Chairman, Co-Chief Executive Officer and Chief Financial Officer
Sachem Capital Corp.
23 Laurel Street
Brandford, CT 06405

> **Re: Sachem Capital Corp.**
> **Amendment No. 1 to Form S-11**
> **Filed December 23, 2016**
> **File No. 333-214323**

Dear Mr. Villano:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 2 of our prior letter. We further note your disclosure on page 6 that 1,085,000 of your common shares were issued to each of Jeffrey Villano and John Villano and 6,283,237 of your common shares will be issued to SCP and then distributed by SCP to its members. Please provide the disclosure required by Item 506 of Regulation S-K. In addition, please clarify the number of SCP members that will receive common shares and briefly describe for us the exemption on which you intend to rely to issue these common shares.

Summary, page 1

Our Company, page 1

2. We note your disclosure here and throughout the document that beginning January 1, 2017, you plan to increase the rates on new loans to offset the recent increase to your borrowing rate under your existing credit facility. Please revise to update your disclosure to quantify the rates on new loans.

Management's Discussion and Analysis, page 41

3. We note your response to comment 3 of our prior letter and your response to comment 18 of our letter dated September 8, 2016 that you are unable to quantify the number of loans for which there was an event of default. Please revise your disclosure in this section, or elsewhere as applicable, to state that you are unable to quantify the number of loans for which there was an event of default.

4. We note your response to comment 4 of our prior letter in which you indicate that you are unable to disclose the percentage of all loans originated over the last six years that have been extended. We further note that your response indicates that when an existing loan is extended, your loan tracking software assigns a new loan number to the loan, in effect treating the old loan as having been repaid. Please revise your disclosure in this section, or elsewhere as applicable, to provide this information and clarify the percentage of your current loan portfolio that matured in 2016 but that has not been repaid in full or extended.

Part II – Information not required in prospectus

Item 33. Recent Sales of Unregistered Securities, page II-1

5. We note your revisions in response to comment 12 of our prior letter in which you indicate that you issued shares to three accredited investors for consulting services in January 2016. Please revise to name these three individuals and disclose the amount securities issued to each individual. Please also revise to state the amount of consideration received by you for the consulting services provided by each of the three accredited investors. Please refer to Item 701 of Regulation S-K.

Draft Tax Opinion

6. We note your response to comment 14 of our prior letter that you have revised your draft tax opinion. We continue to note the assumption that "following the completion of the Offering….there will not be five or fewer SACH shareholders that collectively own 50% or more of the outstanding shares of SACH measured by vote or value." Please remove this statement or tell us why counsel believes this assumption is appropriate. In addition,

please confirm that you will file the executed tax opinion prior to effectiveness.

You may contact Becky Chow, Staff Accountant at 202-551-6524 or Shannon Sobotka, Staff Accountant at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at 202-551-3758 or me at 202-551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel
Office of Real Estate and
Commodities

cc: Stephen Zelnick
        Joel J. Goldschmidt
        Morse, Zelnick, Rose, & Lander, LLP
        Via E-mail